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                              July 12, 2022

       Christopher Lustrino
       President, Chief Executive Officer, and Chief Financial Officer KingsCrowd, Inc.
       855 Boylston Street, Suite 1000
       Boston, MA 02116

                                                        Re: KingsCrowd, Inc.
                                                            Post Effective
Amendment on Form 1-A filed May 2, 2022
                                                            Response dated June
17, 2022
                                                            File No. 024-11497

       Dear Mr. Lustrino:

               We have reviewed your response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Response dated June 17, 2022

       General

   1. We note your response to comment 1. Please include prominent disclosure in the next amendment to the
post-qualification amendment stating that notwithstanding whether an investor reconfirms its
investment in the company that such investor still has the right to commence a lawsuit in
federal district court to exercise its rights under the federal securities laws,
including those rights under Section 12 of the Securities Act of 1933 during the statutory
period. Similar disclosure should be included in the letter to investors outlining the
reconfirmation process. We may have further comment after reviewing the amendment and letter.
 Christopher Lustrino
FirstName  LastNameChristopher Lustrino
KingsCrowd,   Inc.
Comapany
July       NameKingsCrowd, Inc.
     12, 2022
July 12,
Page  2 2022 Page 2
FirstName LastName
Offering Circular Summary
Overview, page 4

2.       Refer to your response to comment 2 regarding Advisers Act status.
Please
         supplementally explain:

                Does KingsCrowd, Inc. provide any investment advice to KingsCrowd Capital, LLC?
                Does KingsCrowd, Inc. receive any compensation from any issuer or third-party
              (other than subscribers) for its research?
                Please describe the    routine and ongoing basis    for which
KingsCrowd, Inc. makes
              its research available. Please also describe the    regular basis
   for content updates,
              particularly related to issuers, and whether it is related to market events.
                Describe any policies and procedures to ensure that KingsCrowd, Inc. and
              KingsCrowd Capital, LLC operate in such a manner that neither is doing indirectly through the other what it cannot do directly.
Our Business
Our Solutions for a New Market
KingsCrowd Capital, LLC, page 49

3. We note your response to comment 3 relating to exempt reporting adviser status. Please clarify the current status of KingsCrowd Capital, LLC as an exempt reporting adviser. If the company has not yet filed, please revise the current status in your disclosures and indicate an intention to be an exempt reporting adviser.
4. Refer to your response to comment 4 on Investment Company Act status. Please provide
         your detailed analysis as to KingsCrowd, Inc.   s potential status as
an investment company
         under Section 3(a)(1)(A) and Section 3(a)(1)(C) of the Investment Company Act of 1940.
 Christopher Lustrino
FirstName  LastNameChristopher Lustrino
KingsCrowd,   Inc.
Comapany
July       NameKingsCrowd, Inc.
     12, 2022
July 12,
Page  3 2022 Page 3
FirstName LastName
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jessica Livingston at 202-551-3448 or Eric Envall at 202-551-3234 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Finance
cc:      B. Ruffa